Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: May 6, 2022

PRNewswire

Transfix Reports Record First Quarter 2022 Results

May 6, 2022

NEW YORK, May 6, 2022 /PRNewswire/ -- Transfix, Inc. ("Transfix" or the "Company"), the Intelligent Freight Platform™, today announced record financial results for the first quarter of 2022.

First Quarter 2022 Financial Highlights:

•	Total Revenue increased 50% from the first quarter of 2021, to $90 million.

•	Gross Profit increased 28% from the first quarter of 2021, to $6.0 million.

•	Adjusted Gross Profit1 increased 34% from the first quarter of 2021, to $6.6 million.

(1)        Adjusted Gross Profit is a non-GAAP financial measure. See "Use of Non-GAAP Financial Measures" below for discussion of this non-GAAP financial measure.

President and CEO Lily Shen said, “The first quarter of 2022 was another strong quarter for Transfix. In addition to our strong financial and operating results, we are continuing to invest meaningfully into our team, brand, and products, which are deepening our relationships with customers and carriers. Our platform offers shippers and carriers the flexibility to navigate today's volatile supply chain environment, and we are excited about the future as we continue to increase the efficiency of the freight industry.”

Chief Financial Officer Christian Lee added, “Q1 2022 represents a new quarterly record for both revenue and adjusted gross profit. These results, and our continued growth with shippers and carriers, give us continued momentum going into the remainder of 2022.”

Q1 2022 Highlights :

Sets Company Record for Quarterly Revenue and Adjusted Gross Profit – Transfix sets Company records for quarterly revenue of $90 million and adjusted gross profit of $6.6 million.

Brand Launch Illuminates Company's Performance, Service, and Data-Driven Solutions– Unveiled an enhanced corporate mission, new website experience, updated brand logo, and more, showcasing Transfix’s leadership and momentum in the new logistics era. It articulates the Company's dedication to bringing its tech-enabled, data-powered insights, and passionate experts to empower shippers and carriers to make smarter, more efficient, and more profitable decisions at every point. With The Transfix Intelligent Freight Platform™, the Company's proprietary platform brings together comprehensive and advanced data modeling, machine-learning algorithms, intuitive software, and best-in-class freight experts.

Key Transportation Software & Services Executive, Matt Butler, Joins Executive Team– Matt Butler joined Transfix as the VP of New Business focused on building out Transfix’s software and services as well as identifying new opportunities for revenue growth. With 20+ years in the supply chain industry, Butler most recently served as co-founder of an advisory firm focused on investment strategies for supply chain technology and previously as the global solutions leader at supply chain technology company, Blue Yonder. Butler is a recognized thought leader and digital strategist as well as an experienced operator and software/service ecosystem expert.

Jeffrey Immelt Joins the Transfix Board of Directors:

As previously announced, former General Electric Chairman and CEO Jeffrey Immelt has joined the Transfix Board of Directors. Immelt has decades of experience as an executive and director of public companies, and currently, as a venture partner with NEA, serves on the Board of Directors of Twilio Inc. ("Twilio"), Bloom Energy Corporation, and Bright Health Group, Inc. ("Bright Health"), among others. He is also a member of the Compensation Committees of the board of directors of Twilio and Bright Health.

Public Company Update:

As previously announced on September 21, 2021, Transfix has entered into a definitive business combination agreement with G Squared Ascend I Inc. ("G Squared Ascend I") (NYSE: GSQD), a special purpose acquisition company sponsored by affiliates of G Squared, that is expected to result in Transfix becoming a publicly listed company. Completion of the business combination is subject to customary closing conditions.

Financial Results(1):

($ in thousands)

	Three Months Ended March 31,
	2022	2021
Revenue	$89,602	$59,908
Purchased Transportation	$82,990	$54,957
Internal Use Software Amortization(2)	$643	$270
Gross Profit	$5,969	$4,681
Gross Profit Margin	6.7%	7.8%
Add: Internal Use Software Amortization	$643	$270
Adjusted Gross Profit	$6,612	$4,951
Adjusted Gross Profit Margin	7.4%	8.3%

(1) See the “Use of Non-GAAP Financial Measures” section of this release for the definition and a discussion of each non-GAAP financial measure.

(2) Internal use software amortization is included as a component of technology expense in the statement of operations.

Use of Non-GAAP Financial Measures

This release includes the following non-GAAP financial measures: adjusted gross profit and adjusted gross profit margin. Adjusted gross profit and adjusted gross profit margin are non-GAAP financial measures that management uses in its financial and operational decision-making and evaluation of operating performance. Adjusted gross profit is calculated as gross profit excluding the amortization of internal-use software costs. It is also calculated as revenue less purchased transportation costs. Adjusted gross profit margin is calculated as adjusted gross profit divided by total revenue. Management believes these measures are important profitability measurements and are useful measures of Transfix's ability to source and sell services that are provided by third parties.

Non-GAAP metrics are not calculated in accordance with GAAP and should not be considered an alternative to any measures of financial performance calculated and presented in accordance with GAAP. Other companies may calculate these non-GAAP metrics differently.

For a reconciliation of each non-GAAP financial measure to the nearest comparable GAAP financial measure, see "Financial Results" included above.

About Transfix

Transfix drives modern supply chain impact at scale with its Intelligent Freight Platform™. By combining enterprise-grade, machine-learning technology with intuitive software and dedicated supply chain experts, Transfix is enabling organizations to deliver with high performance and high reliability, drive long-term strategy and capacity planning, take empty miles off the road, and optimize their networks, at scale. Today, Transfix connects shippers to 28,000+ carriers with real-time, many-to-many freight matching and the visibility they need to make their supply chains more efficient and environmentally responsible. Learn more at Transfix.io.

Investor Relations Contacts:

investors@transfix.io

Media Contact:

Chelsea Horn

Carve Communications

chelsea@carvecomms.com

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. ("G Squared Ascend I") and Transfix, Inc. ("Transfix"), Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on April 13, 2022, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 13, 2022 and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's filings with the SEC. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.